 Exhibit 1A-15.2

1810 Chapel Avenue West Suite 200 Cherry Hill, NJ 08002 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

July 20, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 2 LLC (the “Company”)

Offering Statement on Form 1-A

Filed July 2, 2020

File No. 024-11259

Ladies and Gentlemen:

This is in response to your letter of July 15, 2020. We have copied below the comments from your letter and provided the Company’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of the Offering Statement, reflecting the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Offering Statement on Form 1-A – Executive Summary, Our Story, page 4

You continue to assert that the Subscribers will typically save up to 20% on his, her, or its electricity bill. However, the appendices to the offering statement indicate that the estimated customer savings for both the Iguatama Project and the Salinas Project is only 15%. Please explain why you continue to refer to 20% savings, as we also noted in prior comment 6.

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Our Response:

My clients are very familiar with the Brazilian energy market and are confident that customers of future projects will save 20% on their electric bills – thus the statement. However, we have changed the disclosure as requested based on the initial projects.

Your Comment #2 – The Company’s Initial Projects, page 25

You disclose an “Estimated Project IRR” for each of your anticipated first two projects. Please explain to us how you calculated these internal rates of return for each of your projects using actual numbers. In addition, please ensure that all material assumptions underlying these calculations are disclosed in the offering statement.

Our Response:

We have attached to this letter a Microsoft Excel spreadsheet showing the calculation of the Estimated Project IRR.

The dates are in Column B, while the anticipated annual cash flows (plus and minus) are in Columns D (for Salinas) and Column F (for Iguatama). The IRRs are calculated in cells D5 and F5 using the IRR function.

Your Comment #3 – The Company’s Initial Projects, page 25

We note your response to prior comment 8 indicating that you have replaced the term “Proforma” to “Estimated Results of Operations” in the offering statement. However, you continue to refer to “Proforma” financial information for each project on pages 26, 1-B-6, 2-B-6 and 2-B-7. Please revise your document accordingly in your next amendment.

Our Response:

We have changed the terminology as requested.

Your Comment #4 – Securities Being Offered: The Class A Investor Shares Liability to Make Additional Contributions, page 30

You disclose here and elsewhere that there could be circumstances where an Investor who has received distributions with respect to his, her, or its Class A Investor Shares would be required to return part or all of his, her, or its distributions. For example, at page 11 you state that if the Company’s representations “prove to be inaccurate or misleading,” this could “result in contingent liabilities, which might ultimately require Investors to return some or all of the distributions they have received.” Please further discuss the nature and scope of this risk and explain why the revised LLC agreement you provided as an exhibit on July 2, 2020, is silent regarding this possibility.

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Our Response:

The Delaware statute, 6 Del. C. §18-607, provides that a limited liability company may not make a distribution to members if it is already insolvent or the distribution would cause it to be insolvent, and that a member who receives a prohibited distribution must return it. This is true for every Delaware limited liability company, without regard to whether the limited liability company references the statute in its limited liability company agreement.

I’m not sure why you are not seeing the reference to the statute in the LLC Agreement. Section 4.6 states “A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.” This is just a restatement of the statute, not a new rule introduced by the LLC Agreement. Thus, the risk described in the Offering Circular would exist even if the LLC Agreement were silent.

We have supplemented the disclosure.

Your Comment #5 – Financial Statement, page F-2

We note your response to prior comment 13 indicating that you have included additional financial statements in your offering statement. However, your amendment still does not include audited statements of comprehensive income, cash flows and changes in member’s equity for the period from January 13, 2020 (date of inception) through February 29, 2020. We also note you have not disclosed your fiscal year end of December 31 in your notes to the financial statements. Please include the missing financial statements to comply with paragraph (c) of Part F/S of Form 1-A and Rule 8-02 of Regulation S-X and disclose the company’s fiscal year-end in your next amendment.

Our Response:

We have included the requested financial statements.

Your Comment #6 – Exhibits

The document you included as Exhibit 1A-12 is an unsigned and undated opinion of counsel which relates to the issuance of sale of securities by Energea Portfolio 1 LLC. With the next amended Form 1-A, please include a signed and dated legality opinion which covers the issuance and sale of the securities offered by Energea Portfolio 2 LLC.

Our Response:

It is my practice, and I believe the practice of many other practitioners, to formally issue the legality opinion upon qualification.

However, we have enclosed a signed opinion at your request.

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Your Comment #7 – General

We note your response to prior comment 15. For purposes of the Regulation A offering limitation, please confirm that the offering proceeds of Energea Portfolio 1 LLC and Energea Portfolio 2 LLC will not be commingled and that their assets are, and will remain, separate.

Our Response:

That is correct. Energea Portfolio 1 LLC and Energea Portfolio 2 LLC are two wholly separate companies. Their assets are and will remain separate.

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc: Mr. Michael Silvestrini (without enclosures)

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